Tri-Tech Holding Inc.

August 7, 2009

VIA EDGAR AND FACSIMILE

Jay Ingram, Esq.

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tri-Tech Holding Inc. Registration Statement on Form S-1, as amended File Number 333-158393

Dear Mr. Ingram:

On behalf of Tri-Tech Holding Inc. (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we respectfully request acceleration of effectiveness of the above-referenced registration statement for August 10, 2009 at 12:00 p.m., Eastern Time, or as soon thereafter as practicable. In connection with the foregoing, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm the date and time of effectiveness of the registration statement to Anthony W. Basch at Kaufman & Canoles, our counsel, who can be reached by phone at (804) 771-5725 or by fax at (804) 771-5777.

Very truly yours, TRI-TECH HOLDING INC.

/s/ Warren Zhao
Warren Zhao Chief Executive Officer